EXHIBIT 4.29

AMENDMENT NO. TWO

HOME PROPERTIES OF NEW YORK, INC.

DEFERRED BONUS PLAN

The Deferred Bonus Plan (the “Plan”) of Home Properties of New York, Inc. (the “Company”) is hereby amended to provide that participants may elect to defer receipt of any whole percent up to 100% of his or her annual cash bonus otherwise payable to the participant during a calendar year.

This Amendment increases the maximum percentage permitted to be deferred from 50% to 100% and is to be effective beginning with the bonus to paid for services rendered in 2002.

This Amendment was approved by the Board of Directors of Home Properties of New York, Inc. at a meeting duly called and held on October 30, 2001.

IN WITNESS WHEREOF, the Company has caused its duly authorized officer to execute this Amendment No. Two this 1st day of November, 2001.

HOME PROPERTIES OF NEW YORK, INC.

By:	/s/ Ann M. McCormick
Ann M. McCormick Senior Vice President and Secretary